Nasdaq Regulation

Martina Rejsjö
Vice President
Surveillance

By Electronic Mail

March 26, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 25, 2019 The Nasdaq Stock Market (the "Exchange") received from Brighthouse Financial, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, each representing a 1/1,000th interest in a share of
6.600% Non-Cumulative Preferred Stock, Series A

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

